Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Narragansett Insured Tax-Free Income Fund (the "Fund") was held on October 10, 2002. The holders of shares representing 77% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below). The meeting was adjourned to November 8, 2002 with respect to Proposal 3.

1. To elect Trustees.

Number of  Votes:

		Trustee				For		Withheld

		Lacy B. Herrmann			8,405,885	53,934
		Vernon R. Alden			8,407,485	52,334
		Paul Y. Clinton			8,405,096	54,723
		David A. Duffy			8,405,096	54,723
		Willliam J. Nightingale		8,407,485	52,334
		John J. Partridge			8,405,096	54,723
		Cornelius T. Ryan			8,405,096	54,723
		J. William Weeks			8,407,485	52,334

2. To ratify the selection of KPMG LLP as the Fund's independent auditors.

Number of  Votes:

		For				Against		Abstain

		8,399,752			18,218			41,849